12014031

3/10-KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robbins Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8700 West Bryn Mawr
(No. and Street)

Chicago	IL	60631
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Frank — 773-714-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Coleman Company, PLLC
(Name – *if individual, state last, first, middle name*)

7033 East Greenway Parkway	Scottsdale	Arizona	85254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mn

OATH OR AFFIRMATION

I, Charles Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robbins Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ELIZABETH M BOLGER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES09/10/14

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBBINS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

(Filed Pursuant To Rule 17a-5 Under The Securities Exchange Act of 1934)

ROBBINS SECURITIES, INC.

DECEMBER 31, 2011

TABLE OF CONTENTS

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

Board of Directors
Robbins Securities, Inc.
Chicago, Illinois

Independent Auditors' Report

We have audited the accompanying Statement of Financial Condition of Robbins Securities, Inc. (an Illinois corporation having made an "S" tax election) as of December 31, 2011 and the related statements of Income, Changes in Stockholder's Equity, and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robbins Securities, Inc. as of December 31, 2011, and for results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Coleman Company

The Coleman Company, PLLC
Scottsdale, Arizona
February 21, 2012

ROBBINS SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

ASSETS

Cash	$	10,657
Receivable from clearing organizations		2,064
Prepaid expenses		4,864
Other assets		301
	$	17,886

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	239
Income tax payable		-
		239
Stockholder's Equity:		
Common stock, no par value, authorized 1,000,000 shares, issued 1,000 shares		1,000
Additional paid-in capital		10,000
Retained earnings		6,647
		17,647
	$	17,886

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2011

REVENUES	
Commissions	$ 28,681
EXPENSES	
Commissions	2,808
Administrative	12,000
Registration fees	6,994
Other expenses	496
	22,298
Net Income before Taxes	6,383
Provision for State Income Taxes	125
NET INCOME AFTER INCOME TAXES	6,258

The accompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2011

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2011	1,000	$ 1,000	$ 10,000	$ 389	$ 11,389
Net Income				6,258	6,258
Balance at December 31, 2011	1,000	$ 1,000	$ 10,000	$ 6,647	$ 17,647

The acccompanying notes are an integral part of these financial statements.

ROBBINS SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 6,258
Adjustment to reconcile net income to net cash provided/(required) by operating activities :		
(Increase) decrease in operating assets:		
Receivable from clearing organizations	(25)	
Prepaid expenses	(4,864)	
Other assets	(301)	
Increase/(Decrease) in operating liabilities:		
Accrued expenses	35	
		(5,155)
Total adjustments		
Net cash provided (used) by operating activities		1,103
Net increase in cash		1,103
Cash and cash equivalents, beginning of year		9,554
Cash and cash equivalents, end of year		$ 10,657

SUPPLEMENTAL DISCLOSURE

1. During the year, the Company remitted $125 state income taxes.
2. During the year, the Company did not pay any interest expense.
3. The Company considers all investment having a maturity of less than 90 days to be "cash equivalents."

ROBBINS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE A – ORGANIZATION and NATURE OF BUSINESS

Robbins Securities, Inc. is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Illinois on July 1, 1993. The Company remained inactive until January 1, 2001 and made an income tax election to be taxed as an "S" corporation. The Company is wholly owned by an individual.

The Company's revenue is derived from commissions paid to the Company from other broker-dealers who place investment transaction for customers of the Company. The Company does not hold any securities or funds of its customers.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

All customer transactions are cleared through other broker-dealers. As a non-carrying, non-clearing dealer, the Corporation maintains no custody of any customer securities.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are reported to the Company by other broker-dealers.

Receivables from Clearing Organizations

The Company collects earned commissions during the month subsequent to the trade-date. Accordingly, the Company believes all receivables are fully collectible and a reserve for uncollectible accounts is not required. The Company does not incur any bad debts.

Advertising

The Company does not advertise or incur any such expense during the year.

Fixed Assets

Pursuant to a management agreement, the Company does not own any fixed assets.

Income Taxes

The Company made an income tax election under Internal Revenue Code Section 1362 to be taxed as an "S" corporation; accordingly, the Company's shareholder reports the Company's taxable income or taxable loss on his personal income tax return and is responsible for the applicable income tax. Accordingly, the Company does not record a provision for federal income taxes. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income of "S" corporations and the Company is responsible for the Illinois replacement tax. Because Illinois replacement tax is nominal, the Company reports the state income tax in the year paid rather than in the year accrued.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE C – CONCENTRATION OF RISK

Concentration of Business Risk – The Company has entered to a referral services and commission sharing agreement with an outside company engaged in securities brokerage business in which the Company receives a commission based on the investment activity conducted by current and future customers of the Company. The agreement expires on March 31, 2011 and shall thereafter automatically extend annually until March 31 of each year unless terminated by either party on or before September 30 of the previous year. Although the Company anticipates the agreement will be renewed on a continual basis, there is no guarantee and the Company cannot determine the financial impact on the Company should the agreement be terminated by either party.

Concentration of Credit Risk – Because the Company is considered an introducing broker as the Company refers current and future customers of the Company to an outside company engaged in securities brokerage business, and does not hold funds of customers and does not clear investment transactions of its customers, the Company believes it does not have any credit risk. However, the Company could have credit risk exposure associated with the possible nonperformance of the aforementioned outside security brokerage company. Accordingly, it is the Company's policy to review, as necessary, the credit standing of the counterparty.

NOTE D – FAIR VALUE

The Company reviewed its assets and liabilities as of December 31, 2011 in order to determine the fair value of its recorded assets and liabilities. The Company believes the recorded assets and liabilities, as of December 31, 2011, estimates the fair value of such assets and liabilities. Cash approximates fair value because of the nature of the instrument.

NOTE E – CAPITAL REQUIREMENTS

The Corporation is subject to the net capital requirements of the SEC and FINRA, and as such, is required to maintain a net capital of $5,000. Net capital of the Corporation, as defined, was $12,482 as of

NOTE E – CAPITAL REQUIREMENTS - continued

December 31, 2011. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The aggregate debt at December 31, 2011 was $239. The minimum capital requirements may effectively restrict the withdrawal of corporation equity.

NOTE F – MANAGEMENT SUPPORT SERVICES AGREEMENT and RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Riverside Futures, Inc. ("Riverside") in which Riverside shall provide office space, non-securities related support, marketing and consulting services to the Company. It is the intent of the parties that Riverside shall be fairly and reasonably compensated for the services and facilities provided to the Company. The agreement remains in effect unless terminated by either party upon 30 days written notice. Each year the parties review the services rendered by Riverside and determine if the compensation shall be adjusted. The agreement was last adjusted on January 1, 2011, and calls for monthly payments to Riverside of $1,000.

Notwithstanding Riverside Futures, Inc. is wholly owned by the sole shareholder of Robbins Securities, the parties believe the monthly compensation payments are reasonably determined and considered to be at arms-length.

NOTE G – INCOME TAXES

The Company, pursuant to its "S" election, is not subject to federal income taxes on its reported net income. The state of Illinois imposes a 1.5 percent replacement tax on the taxable income of "S" corporations and the Company is responsible for the Illinois replacement tax. Because of Illinois replacement tax is nominal, the Company reports the state income tax in the year paid rather than in the year accrued. Accordingly, the $125 provision for state income taxes shown on the Statement of Income is the Company's 2010 state income tax which was paid during 2011. The Company incurred a $96 state income tax based on its 2011 state taxable income which will be paid during 2012.

NOTE H – SUBSEQUENT EVENTS

Management has evaluated subsequent events from January 1, 2012 through February 21, 2012 which is the date these financial statements were available to be issued.

NOTE I – CERTAIN REQUIRED COMPUTATIONS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The required Computation for Determination of Reserve, Information Relating to Possession or Control, and Schedule of Segregation are not applicable as the Company is a non-carrying, non-clearing dealer and the Company does not maintain any custody of any customer securities.

NOTE J – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Rule 17a-5 requires the annual audited financial statements include a statement of changes in liabilities subordinated to claims of general creditors. As of December 31, 2011, the Company's liabilities consist of $32 payable to SIPC and $207 commissions payable.

SUPPLEMENTARY INFORMATION

ROBBINS SECURITIES, INC.

Schedule 1 - Computation of Net Capital Requirment Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2011

	Allowable	Non-Allowable	Total
Cash	$ 10,657		$ 10,657
Receivable from clearing organizations	2,064		2,064
Prepaid expenses		301	301
Other assets		4,864	4,864
	12,721	5,165	17,886
Accrued expenses	239		239
Common stock			1,000
Additional paid-in capital			10,000
Retained earnings			6,647
			17,886
Allowable assets			12,721
Less: allowable liabilities			(239)
NET NET CAPITAL			12,482
MINIMUM NET CAPITAL REQUIREMENT			5,000
EXCESS NET CAPITAL			$ 7,482

Note: There were no material difference between the above computation of net capital and the computation of net capital reported in the Company's original unaudited filing of its FOCUS report.

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders of Robbins Securities, Inc.
8700 West Bryn Mawr, 7th Floor
Chicago, Illinois 60631

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Robbins Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and other specified parties in evaluating Robbins Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Robbins Securities, Inc.'s management is responsible for the Robbins Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestations standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, i.e. check disbursements or CRD account transfers, noting no differences;

2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

The Coleman Company

The Coleman Company, PLLC
Scottsdale, Arizona
February 21, 2012

THE COLEMAN COMPANY
Accounting and Consulting

7033 E. Greenway Parkway
Suite 130
Scottsdale, Arizona 85254

(480) 948.7600
fax (480) 948.7610

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Stockholders of Robbins Securities, Inc.
8700 West Bryn Mawr, 7th Floor
Chicago, Illinois 60631

In planning and performing our audit of the financial statements of Robbins Securities, Inc. ("Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Coleman Company

The Coleman Company, PLLC
Scottsdale, Arizona
February 21, 2012